UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GEOEYE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

37250W108
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	37250W108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN
* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of November 5, 2010.  As of the filing date of this Schedule 13D, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, taking into account the Blocker, the 80,000 Preferred Shares were convertible into 2,439,835 Common Shares.  The Series A Preferred Shares have no expiration date.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of the filing date of this Schedule 13D, taking into account the Blocker, Mr. Feinberg may be deemed to beneficially own 4,422,835 Common Shares, or 19.99% of the Common Shares deemed issued and outstanding.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Shares”), of GeoEye, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 21700 Atlantic Blvd., Dulles, Virginia 20166.

Item 2.   Identity and Background.

       The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171.  Mr. Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”).  CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.  Mr. Feinberg also provides investment management and other services for various other third parties.

       Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

       The 22,380 and 1,960,620 Common Shares held by Cerberus Partners II, L.P. and Cerberus Series IV Holdings, LLC, respectively, were purchased for $878,504 and $76,948,739, respectively (including brokerage commissions).  The 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company held by Cerberus Satellite LLC were purchased for $78,000,000.  All securities reported in this Schedule 13D were acquired with cash from the respective assets of Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.

Item 4.   Purpose of the Transaction.

       The Common Shares and the Series A Preferred Shares reported herein were acquired by Cerberus for investment purposes.

       Mr. Feinberg (and other senior executive officers of Cerberus) have from time to time engaged in discussions with the Company regarding one or more possible business transactions that may be considered by Cerberus with respect to the Company, and Mr. Feinberg (and other representatives of Cerberus) may continue to have such discussions with the Company from time to time in the future.  At present, Mr. Feinberg and Cerberus do not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D, and no such plans or proposals may ever be developed.

Item 5.   Interest in Securities of the Issuer.

       Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 Common Shares of the Company outstanding as of November 5, 2010.  As of the filing date of this Schedule 13D, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, taking into account the Blocker, the 80,000 Preferred Shares were convertible into 2,439,835 Common Shares.  The Series A Preferred Shares have no expiration date.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of the filing date of this Schedule 13D, taking into account the Blocker, Mr. Feinberg may be deemed to beneficially own 4,422,835 Common Shares, or 19.99% of the Common Shares deemed issued and outstanding.

       During the sixty days on or prior to the filing date of this Schedule 13D, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg or Cerberus and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2011

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).